

SECURI 05043619 .ISSION



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SEC FILE NUMBER
8-66105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _September 1, 2004___ (MM/DD/YY) AND ENDING __August 31, 2005_____ (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7620 Guadalupe St.
(No. and Street)

Austin,	Texas	78752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Szaniszlo, Managing Director **512 467-3655**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

700 Lavaca Street, Suite 1400	**Austin**	**TX**	**78701**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Chris Szaniszlo____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____First Public, LLC____, as of __________August 31, 2005_________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___



C. EILEEN TREVINO
Notary Public, State of Texas
My Commission Expires
July 28, 2006

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. N/A
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
X (o) Independent auditor's report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE FISCAL YEAR ENDED AUGUST 31, 2005

With Report and Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Director
First Public, LLC

We have audited the accompanying statement of financial condition of First Public, LLC (the "Company") as of August 31, 2005, and the related statements of income, changes in capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, LLC at August 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

October 14, 2005

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2005

ASSETS		
Cash and cash equivalents	$	908,546
Accounts receivable		4,032
Accounts receivable from affiliated organizations		167,705
Prepaid expenses		27,784
Total Assets	$	1,108,067

LIABILITIES AND CAPITAL		
Accounts payable	$	180
Accounts payable to affiliated organizations		364,114
Total Liabilities		364,294
Capital contributions - TASB		500,000
Retained earnings		243,773
Total Capital		743,773
Total Liabilities and Capital	$	1,108,067

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2005

Revenue:		
Lone Star Investment Pool service fees	$	2,703,175
Municipal debt service fees		36,789
Net investment income		21,620
Total Revenue		2,761,584
Non-Interest Expenses:		
Administrative services provided by affilitated organization		634,538
Employee lease with affiliated organization		800,481
Financial audit		18,000
Consultants		36,480
Outside counsel		6,047
Building lease with affiliated organization		61,963
Insurance		49,018
Information access charges		7,303
Other expense		9,602
Total Expenses		1,623,432
Net Income	$	1,138,152

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2005

Beginning Balance	$	1,004,621
Net income		1,138,152
Capital distributions		(1,399,000)
Ending Balance	$	743,773

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2005

Cash flows from operating activities:		
Net income	$	1,138,152
Changes in assets and liabilities:		
Decrease in accounts receivable		15,906
Decrease in accounts receivable from affiliated organizations		24,996
Decrease in prepaid expenses		71
Decrease in accounts payable		(16,226)
Increase in accounts payable to affiliated organizations		2,974
Net cash provided by operating activities		1,165,873
Cash flows from financing activities:		
Capital distributions to TASB		(1,399,000)
Net cash used in financing activities		(1,399,000)
Net decrease in cash and cash equivalents		(233,127)
Cash and cash equivalents Beginning of Period		1,141,673
Cash and cash equivalents End of Year	$	908,546

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1–NATURE OF OPERATIONS

First Public, LLC (First Public), was created on May 14, 2003, and was initially capitalized with a contribution of $500,000, from its sole member, the Texas Association of School Boards, Inc. (TASB). TASB formed this limited liability company pursuant to and in accordance with the Texas Limited Liability Company Act (Tex. Rev. Civ. Stat. Ann. Art. 1528n), as amended. First Public is registered with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended. First Public is also registered with the Municipal Securities Rulemaking Board. First Public provides financial services to school districts and other local governments within and outside of Texas. First Public is a wholly owned subsidiary of TASB. Currently, its primary business is administering the Lone Star Investment Pool (Lone Star), an affiliated organization, from which First Public received approximately 98 percent of its 2005 revenue.

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING:

The accompanying financial statements have been prepared on the accrual basis. The organization recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star service fees are earned ratably over the service period based on the daily net asset values of Lone Star. Municipal debt service fees are recognized as financing transactions are funded.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt under 501(c)(3), so no provision for income tax expense has been made.

STATEMENT OF CASH FLOWS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2005 consist of cash and money market funds. Money market funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

NOTE 3–RELATED PARTY TRANSACTIONS

First Public has entered into various agreements with affiliated organizations. The affiliated organizations consist of the following:

Lone Star Investment Pool
Texas Association of School Boards, Inc.

LONE STAR INVESTMENT POOL:

The Lone Star Investment Pool (Lone Star) was established on July 25, 1991, as a public funds investment pool in accordance with the Interlocal Cooperation Act, Chapter 791, Texas Government Code, and the Public Funds Investment Act, Chapter 2256, Texas Government Code, as amended. The objective of Lone Star is to provide participating governmental entities with the highest possible rate of return for invested funds, while maintaining safety of principal. Units of Lone Star are offered exclusively to Texas governmental entities including school districts, cities, counties, special districts, agencies of the State of Texas and other political subdivisions of the State of Texas.

First Public has entered into an administrative services agreement with Lone Star Investment Pool. Under the terms of the agreement, First Public provides Lone Star with administrative and distribution services. This agreement, though signed July 31, 2003, became effective March 1, 2004, and ends August 31, 2006. First Public earned $2,703,175, under this agreement for the fiscal year ended August 31, 2005. At August 31, 2005, $167,705 of these earned revenues were receivable from Lone Star.

TEXAS ASSOCIATION OF SCHOOL BOARDS:

First Public has entered into multiple agreements with TASB for administrative services, office space, and employee leasing services. The administrative services agreement includes, but is not limited to, assistance in the performance of administrative and ministerial duties relating to the day-to-day operations and administration of First Public, furnishing of office equipment and supplies, facilitation of insurance and employee benefit administration, and arranging, monitoring and paying for professional services required by First Public. The administrative services agreement, though signed July 30, 2003, is effective for an initial term of one year beginning March 1, 2004, and is thereafter renewed automatically for successive one-year terms until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2005, First Public incurred expenses totaling $634,538 under this agreement. At August 31, 2005, $149,620 was owed to TASB.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The employee lease agreement was signed July 30, 2003, and became effective March 1, 2004, and remains in effect until terminated by First Public or TASB by providing thirty days written notice to the other party. For the fiscal year ended August 31, 2005, First Public incurred expenses totaling $800,481 under this agreement. At August 31, 2005, $198,830 was owed to TASB.

During the year ended August 31, 2005, First Public made three distributions totaling $1,399,000 to TASB, which is reflected in the Statement of Changes in Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2005, First Public had net capital of $526,466, which was $501,466 in excess of the amount required to be maintained at that date.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease. The lease, dated July 30, 2003, requires payments of $5,048, per month, and has an effective date of March 1, 2004 through August 31, 2005. The lease was amended January 1, 2005 to require payments of $5,221.58 per month. Rent expense incurred for the fiscal year ended August 31, 2005 totaled $61,963. At August 31, 2005, $15,664 was owed to TASB under the terms of this lease agreement. The lease has been renewed through February 28, 2006.

Supplemental Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2005

Computation of net capital:		
Total capital	$	743,773
Nonallowable assets:		
Accounts receivable		171,737
Prepaid expenses		27,784
Total nonallowable assets		199,521
Net capital before haircuts on securities positions		544,252
Haircuts on securities		17,786
Net capital		526,466
Minimum net capital requirement		25,000
Excess net capital	$	501,466

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2005 Part IIA FOCUS filing.

FIRST PUBLIC, LLC

STATEMENT REGARDING RULE 15c3-3

First Public is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Managing Director
First Public, LLC

In planning and performing our audit of the financial statements and supplemental information of First Public, LLC (the "Company"), for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become

inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

October 14, 2005